GREAT BAY POWER CORPORATION

                        20 Ladd Street, Portsmouth, New Hampshire  03801
                                                  telephone 603/433/8822
                                                  facsimile 603/433-8645


         FOR IMMEDIATE RELEASE


         Contact:       Great Bay Power Corporation
                        John A. Tillinghast
                        President
                        (603) 433-8822




                              GREAT BAY POWER ANNOUNCES
                  STRATEGIC MARKETING ARRANGEMENT WITH PECO ENERGY


         PORTSMOUTH, NEW HAMPSHIRE, November 6, 1995 --- Great Bay Power Corporation (NASDAQ: GBPW) announced today that it has entered into a strategic marketing arrangement with PECO Energy Company. PECO Energy is a major operating utility which provides electric and gas service in southeastern Pennsylvania.

              To establish the strategic marketing arrangement, Great Bay and PECO signed a services agreement in which Great Bay appointed PECO as its exclusive agent to market Great Bay's approximately 130 megawatts of uncommitted capacity generated by Great Bay's 12% ownership interest in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. Under the services agreement, PECO will provide back-up power to customers during scheduled and unscheduled outages at the Seabrook plant. This service from PECO is expected to permit Great Bay to compete more effectively for firm, all requirements power contracts. The arrangement also provides for Great Bay and PECO to jointly pursue other opportunities which are intended to maximize the value of Great Bay's interest in Seabrook.

              In addition, PECO agreed to purchase a warrant from the Company for $1,000,000. The warrant grants to PECO the right to purchase 420,000 shares of Great Bay's common stock (4.99% of the total shares outstanding) at an exercise price of the higher of
         (1) $9.75 per share, or (2) the stock's highest trading price between the date that additional shares (to be reserved for issuance upon exercise of the warrant) are authorized at the Company's annual meeting of shareholders scheduled for the first quarter of 1996 and the warrant expiration date. The purchase price for the warrant will be credited toward the purchase price for the shares upon exercise of the warrant. The warrant expires on September 30, 1996 unless extended because the Seabrook facility fails to maintain a 60% capacity factor for the first 9 months of 1996, in which case the expiration date is extended until the earlier of such time as Seabrook's rolling 12-month capacity factor equals or exceeds 60% or December 31, 1997. Issuance of the warrant is subject to approval by the New Hampshire Public Utilities Commission.

              The marketing agreement has an initial term through December 31, 1997, but may be terminated by Great Bay at the end of 1996 if PECO fails to exercise the warrant. If PECO exercises the warrant to acquire 4.99% of the Company, the marketing agreement will be extended to December 31, 1998.

              Commenting on the strategic marketing arrangement with PECO, John A. Tillinghast, Great Bay's President and CEO, stated, "PECO currently markets over 1100 megawatts of its own uncommitted capacity in the Pennsylvania, New Jersey and Maryland region and has proven itself to be a leader in the power marketing field. PECO's commitment to provide firm, back-up power expands Great Bay's product offerings and strengthens our ability to compete in New England and beyond. Great Bay welcomes PECO's confidence in Great Bay as evidenced by PECO's agreement to purchase a warrant to acquire 4.99% of the Company. We look forward to working with PECO to aggressively pursue new opportunities as the New England power markets increasingly embrace competition."

              The Company owns 12% of the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. This ownership entitles Great Bay to sell approximately 140 MW of the plant's power output. Great Bay currently has 10 MW committed on a long-term basis and sells the other approximately 130 MW on short term markets. Marketing services are currently provided to Great Bay by UNITIL Resources, Inc.

              Incorporated in 1986, Great Bay is a New Hampshire corporation authorized by the New Hampshire Public Utilities Commission to engage in business as a public utility.